NORFOLK SOUTHERN CORPORATION

Offer to Exchange
Up to $400,000,000 Outstanding Aggregate Principal Amount of
7.350% Notes Due 2007
(CUSIP No. 655844 AH 1)
for
Notes Due 2014

This Exchange Offer will expire at 5:00 p.m., New York City time on                  , 2004, unless extended by us (such date and time, as they may be extended, the "expiration date"). In order to be eligible to receive the early participation payment, holders of old notes must tender their old notes on or prior to 5:00 p.m. New York City time on                  , 2004, unless extended by us (such date and time, as they may be extended, the "early participation date").

                 , 2004

To: Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Norfolk Southern Corporation (the "Corporation") is offering, upon and subject to the terms and conditions set forth in the prospectus dated                  , 2004 (the "Prospectus"), and the enclosed letter of transmittal (the "Letter of Transmittal"), to holders of our outstanding 7.35% Notes Due May 15, 2007 (the "old notes"), an opportunity to exchange into new notes due September 1, 2014 (the "new notes"), in an aggregate principal amount to be determined in the manner set forth in the Prospectus (the "Exchange Offer").

We want to encourage holders to tender early. Accordingly, the total exchange price, for each $1,000 principal amount of old notes tendered and accepted, includes an early participation payment of $              (the "early participation payment"). Holders who validly tender their old notes on or prior to 5:00 p.m. New York City time on the early participation date and do not withdraw their tenders will receive the early participation payment. Holders who validly tender their old notes after the early participation date and do not withdraw their tenders will not receive the portion of the total exchange price attributable to the early participation payment.

New notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000. If, under the terms of the Exchange Offer, any tendering holder is entitled to receive new notes in a principal amount that is not an integral multiple of $1,000, we will round downward the amount of new notes to the nearest integral multiple of $1,000 and pay the difference in cash.

Assuming we have not previously elected to terminate the Exchange Offer, for any or no reason, in our sole and absolute discretion and subject to the conditions listed below, we will exchange up to $400,000,000 aggregate principal amount of the old notes for new notes, subject to the requirement that we receive valid tenders, not withdrawn prior to the expiration date, of at least $150,000,000 aggregate principal amount of old notes. If old notes having an aggregate principal amount of more than $400,000,000 are validly tendered and not withdrawn, the Corporation will accept for exchange only old notes in an aggregate principal amount up to $400,000,000 aggregate principal amount of old notes on a pro rata basis among the tendering holders.

We are requesting that you contact your clients for whom you hold old notes regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold old notes registered in your name or in the name of your nominee, or who hold old notes registered in their own names, we are enclosing the following documents:

1.	Prospectus dated , 2004;

2.	The Letter of Transmittal for your use and for the information of your clients;

3.	A form of letter which may be sent to your clients for whose account you hold old notes registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offer;

4.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

5.	Return envelopes addressed to Global Bondholders Services Corporation, the Exchange Agent for the Exchange Offer.

Old notes tendered before the early participation date may be withdrawn at any time prior to the early participation date. Old notes tendered after the early participation date may be withdrawn at any time prior to the expiration date.

If holders wish to participate in the Exchange Offer and such holders' old notes are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee through The Depository Trust Company ("DTC"), the holder may do so through the automated tender offer program of DTC. By participating in the Exchange Offer, tendering holders will agree to be bound by the Letter of Transmittal that we are providing with the Prospectus as though such holder had signed the Letter of Transmittal.

We will not make any payments to brokers, dealers, or other persons for soliciting acceptances of the Exchange Offer. We will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the Prospectus and the related documents to the beneficial owners of old notes held by them as nominee or in a fiduciary capacity. We will pay or cause to be paid all stock transfer taxes applicable to the exchange of old notes in the Exchange Offer, except as set forth in the Letter of Transmittal.

Any requests for additional copies of the enclosed materials, should be directed to Global Bondholder Services Corporation, the Exchange Agent for the Exchange Offer, at its address and telephone number set forth on the front of the Letter of Transmittal. A holder of old notes may also contact Global Bondholder Services Corporation or Merrill Lynch & Co. at their respective telephone numbers set forth below, or such holder's broker, dealer, commercial bank, trust company or other nominee, for assistance concerning the Exchange Offer.

The Information Agent for the Exchange Offer is:	The Dealer Manager for the Exchange Offer is:

Global Bondholder Services Corporation	Merrill Lynch & Co.

65 Broadway-Suite 704 New York, New York 10006 Attention: Corporate Affairs	4 World Financial Center New York, New York 10080 Attention: Liability Management Group

Banks and brokers: (212) 430-3774 Toll free: (866) 470-4200	(888) 654-8637 (toll free) (212) 449-4914 (call collect)

Very truly yours,
NORFOLK SOUTHERN CORPORATION

Nothing herein or in the enclosed documents shall constitute you or any person as an agent of the Corporation or the Exchange Agent, or authorize you or any other person to use any document or make any statements on behalf of either of them with respect to the Exchange Offer, except for statements expressly made in the Prospectus or the Letter of Transmittal.

Enclosures